Exhibit 99.2

Ayr Wellness and Liberty Health Sciences Announce Closing of Arrangement

Florida Becomes Fourth State in Ayr’s Expanding Footprint

Toronto, ON Feb. 26, 2021 – Ayr Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF, “Ayr” or “the Company”) and Liberty Health Sciences Inc. (CSE: LHS, OTCQX: LHSIF, “Liberty”) are pleased to announce that they have completed the previously announced arrangement (the “Arrangement”) under the provisions of the Business Corporations Act (British Columbia), pursuant to which, among other things, Ayr has acquired all of the common shares of Liberty (the “Liberty Shares”).

Following the overwhelming support of the Liberty shareholders in a special meeting on February 23, the Supreme Court of the British Columbia approved the Arrangement yesterday, clearing the path for the closing of the transaction this morning. Under the terms of the Arrangement, Liberty shareholders will receive 0.03683 Ayr subordinate voting shares (“Ayr Shares”) for each Liberty Share held, equating to approximately 12.7 million new Ayr Shares. All outstanding convertible debentures of Liberty Health Sciences Florida Ltd. that remain outstanding shall continue to remain outstanding and convertible into Ayr Shares in accordance with their terms including as adjusted for the exchange ratio under the Arrangement.

“We are excited to welcome all Liberty stakeholders to the Ayr family, especially the over 300 members of the Liberty team. We look forward to working with you and our successful future together. To the Liberty shareholders, thank you for your overwhelming support. You are Ayr shareholders now and we take that responsibility very seriously. We are excited to get to work to bring the wellness and wonder of Ayr to Florida’s growing market,” said Jonathan Sandelman, CEO of Ayr. “Our first task is to improve output from Florida’s cultivation, because everything starts with the plant. We are confident that the combination of our best-in-class cultivation experts and the newly hired head of grow operations in Florida will bring Florida’s cultivation to the high standards Ayr has set in our other states. Beyond cultivation, we look forward to bringing to Florida the best-in-class customer and community service that are at the core of our culture.”

Ayr now has a presence in seven states, with active operations in Florida, Massachusetts, Nevada and Pennsylvania and pending acquisitions in New Jersey, Arizona, and Ohio. Ayr’s seven-state footprint covers key markets with a combined population of 73 million, 44 open dispensaries and 554,000 sq. ft. of cultivation operational today. The Company expects the Arizona and Ohio acquisitions to close before the end of the first quarter of 2021 and New Jersey to close early in the third quarter.

Following completion of the Arrangement, Ayr has beneficial ownership and control over 100% of the issued and outstanding Liberty Shares. An early warning report will be filed by Ayr with applicable Canadian securities regulatory authorities. To obtain a copy, please contact Megan Kulick as indicated below.

The head office of Ayr is located at 590 Madison Avenue, 26th Floor New York, NY 10022. The head office of Liberty is located at 18770 N CR 225, Gainesville, FL 32609.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, Ayr’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained; acquisitions may not be able to be completed on satisfactory terms or at all; and Ayr may not be able to raise additional debt or equity capital. Among other things, Ayr has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions on reasonable terms, and that all required regulatory and court approvals will be obtained on satisfactory terms and within expected time frames. In particular, there can be no assurance that we will complete the pending acquisitions or enter into agreements with respect to other acquisitions.

About Ayr Wellness Inc.

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator, focused on delivering the highest quality cannabis products and customer experience throughout its footprint. Based on the belief that everything starts with the quality of the plant, the Company is focused on superior cultivation to grow superior branded cannabis products. Ayr strives to enrich consumers’ experience every day through the wellness and wonder of cannabis.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they touch. For more information, please visit www.ayrwellness.com.

About Liberty Health Sciences Inc.

Liberty is the cannabis provider committed to providing a high-quality cannabis experience based on our genuine care for all cannabis users and a focus on operational excellence from seed to sale. For more information, please visit: www.libertyhealthsciences.com.

Ayr Contact:

Megan Kulick

Head of Investor Relations

T: (646) 977-7914

Email: IR@ayrwellness.com

Ayr Investor Relations Contact:

Sean Mansouri, CFA

Gateway Investor Relations

T: (949) 574-3860

Email: IR@ayrwellness.com

Liberty Contact

George Gremse

Interim Chief Executive Officer

(833) 254-4877

GGremse@libertyhealthsciences.com

Liberty Investor Relations Contact

Dwain Schenck

(203) 223-5230

dwain@schenckstrategies.com